THIS TECHNOLOGY COMMERCIALIZATION AGREEMENT made as of the 1st of January, 2004.

BETWEEN:

ALBERTA HERITAGE FOUNDATION FOR MEDICAL
RESEARCH, a corporation established pursuant to the Alberta
Heritage Foundation for Medical Research Act, R.S.A. 2000,
Chap. A-21
(hereinafter called the “Foundation”)

OF THE FIRST PART

-and-

VIREXX MEDICAL CORP.
(hereinafter called the “Recipient”)

OF THE SECOND PART

TECHNOLOGY COMMERCIALIZATION AGREEMENT

WHEREAS the Foundation has approved for Funding the project entitled “A Phase I study of patients with primary or secondary cancers of the liver to determine the safety of Transcatheter Arterial Embolization and Hepclusin Injection” as more particularly described in the Application;

AND WHEREAS as a condition to providing the Funding, the Foundation has requested that the Recipient enter into this Agreement;

AND WHEREAS the Recipient is the owner of or entitled to certain proprietary or other rights in the Product;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreement hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as follows:

ARTICLE 1- Definition AND INTERPRETATION

1.01 Definitions

In this Agreement including the recitals, un1ess the context otherwise requires:

(a) “Agreement” means this Technology Commercialization Agreement;

(b)
“Application” means the application attached as Appendix “B” made by the Recipient to the Foundation for the Funding, pursuant to the Foundation’s “Technology Commercialization Program”, together with all supplementary material and information

(c)
“Certificate of Gross Sales” means a certification of the Gross Sales of the Recipient, prepared by a chartered accountant, certified management accountant or certified general accountant exclusively engaged in a public accounting practice;

(d)	“Fiscal Year” means the twelve (12) month period January 1 to December 31;

(e)	“Funding” means that certain amount of FIVE HUNDRED THOUSAND DOLLARS ($500,000,00) granted by the Foundation to the Recipient pursuant to the Foundation’s “Technology Commercialization Program”;

(f)	“Gross Sales” means all the gross revenues generated by the Recipient from all sources whatsoever;

(g)	“Milestones” means those certain business, scientific and technical milestones, all as may be set out in Appendix “A” attached hereto and forming part hereof;

(h)
“Product” means any product, device, process, concept; theory, formula or other Intangible, or any tangible, improved, developed or invented in whole or in part with the assistance of the Funding in which the Recipient has a property or other interest or royalty right and without limiting the generality of the foregoing. includes the “Hepclusin’ Injection”, set forth in the Application made by the Recipient to the Foundation in respect of the Funding;

(i)
“Project” means the project entitled “A Phase study of patients with primary or secondary cancers of the liver to determine the safety of Transcatheter Arterial Embolization with Hepclusin Injection” as more particularly described in the Application; and

(j)	“Significant Alberta Presence” means all of the following:

(i)	At least fifty per cent (50%) of the Recipients employees reside in Alberta;

(ii)	The Recipient conducts Its business affairs such that ft Is required to tile its income tax return in Alberta; and

(iii)	At least one (1) member of the board of directors of the Recipient is a resident of Alberta.

1.02	Interpretation

The words “hereto”, “hereof”, “hereunder”, “herein” and similar expressions refer to this Agreement and not to any particular article, clause, paragraph or other portion hereof and include any and every instrument, supplemental or ancillary hereto. Any word herein contained importing the singular number shall include the plural and. any word importing the masculine gender shall include the feminine or neuter gender and any word importing a person shall include a corporation, a partnership and any other entity. This Agreement shall be interpreted in accordance with the laws of the Province of Alberta.

1.03	Headinqs

The headings used throughout this Agreement form part of this Agreement and shall be deemed to have been inserted for convenience of reference only.

ARTICLE II - FUNDING

2.01	Timing of Funding

Upon execution of this Agreement, the Foundation agrees to advance the Funding to the Recipient in instalments according to the payment schedule set out in, and conditional upon the Recipient meeting, the Milestones. The Foundation shall determine whether the Recipient has reached each of the Milestones in the Foundation’s sole discretion, which shall be final and binding on the parties hereto. The Foundation shall determine whether instalments are to he made to the Recipient or directly to Recipient’s payables that have been approved for payment by the Recipient. The Recipient hereby authorizes and directs the Foundation to pay the instalments of the Funding, or any portion thereof, to:

 (a) the Recipients;

(b)	directly to any one of the Recipient’s payables that have been approved for payment by the Recipient or

(c)	directly to any third party that has been approved for payment by the Recipient;

and the Recipient acknowledges and agrees that the Recipient will receive consideration for the Recipient’s promise to repay the Funding by such above payment.

2.02	Use of Funding and Reporting

The Recipient shall use the Funding to advance the Project. Until the complete Funding has been advanced, the Recipient shall report to the Foundation in accordance with the Milestones, or earlier if requested by the Foundation, with financial information on expenses incurred, progress made by the Recipient on the Milestones since last reporting to the Foundation (or such applicable period as the Foundation may request) and any material changes anticipated for the remainder of the Project. Thereafter the Recipient shall report to the satisfaction at the Foundation, as reasonably requested by the Foundation.

ARTICLE III — ROYALTY

3.01	Royalty

The Recipient shall within sixty (60) days after the end of each Fiscal Year pay to the Foundation an amount equal to five per cent (5%) of Gross Sates (to an annual maximum of ONE HUNDRED THOUSAND DOLLARS $100,000.00) for such preceding Fiscal Year, starting with the Recipient’s 2005 Fiscal Year.

3.02	Maximum Royalty

Notwithstanding Article 3.01 (Royalty) hereof, the royalties paid by the Recipient to the Foundation shall not exceed two times the amount of Funding actually advanced by the Foundation pursuant to this Agreement.

3.03	Certificate of Gross Sales

The Recipient shall within sixty (60) days after the end of each Fiscal Year provide the Foundation a Certificate of Gross Sales for such proceeding Fiscal Year, starting the Fiscal Year that the Foundation last paid to the Recipient an instalment of the Funding, in the event that such Certificate of Gross Sales is not available within such sixty (60) days, the Recipient shall provide the Foundation with an estimate of Gross Sales verified by a senior officer. The Recipient shall then provide the Foundation with a Certificate of Gross Sales within ninety (90) days of the end of the previous Fiscal Year at which time any adjustment for the royalty already submitted (if any) will be made.

3.04	Prepayment

The Recipient may prepay all or any part of the maximum royalty set out in Article 3.02 (Maximum Royalty) at any time without notice or bonus.

3.05	Place of Payment

The Recipient shall make all payments to be made to the Foundation hereunder to the address for notice for the Foundation pursuant to Article 7.01 (Notices) hereof

ARTICLE IV—ADDITIONAL COVENANTS OF RECIPIENT

4.01	Restrictions on Transferring Rights

(1)
The Recipient shall not transfer, assign or otherwise dispose of any right, title or other interest which the Recipient may have or hereinafter acquire in the Product unless each such transfer, assignment or disposition is made conditional on such transferee, assignee or party to the disposition entering into an agreement with the Foundation; such agreement to be similar in form and content IC’ this Agreement. PROVIDED HOWEVER. that the restrictions set forth In this Article 4.01 (Restrictions on Transferring Rights) shall not apply to sales of the Product in final form in the ordinary course of business of the Recipient to wholesales, distributors, or consumers,

(2)
Notwithstanding Subsection (1) above and provided that the Recipient is not in default of this Agreement the Recipient may with the prior written consent of the Foundation sublicense its rights in the Product to third parties on commercially reasonable terms. Without limiting the generality of the foregoing, the Foundation shall be permitted to withhold its consent to any such sublicense in any of the following circumstances:

(a)	the Recipient does not provide the Foundation with the form of the sublicense that it proposes to enter into; or

(b)	the Recipient does not provide the Foundation with sufficient information regarding the sublicensee or
(c)	the proposed sublicense may significantly reduce the amount of royalties or potential royalties payable by the Recipient to the Foundation pursuant to this Agreement or

(d)	the proposed sublicense is for substantially all of the Recipient’s rights in commercially viable parts of the Product.

The Recipient shall only enter into a sublicense that is materially in the same form that the Foundation consented to. The Recipient shall provide the Foundation with a copy of such a sublicense within a reasonable period of time after its execution.

4.02	Restrictions on Corporate Structure

If the Recipient is a corporation, and as long as the Recipient has not paid its maximum royalty as set out in Article 3.02 (Maximum Royalty), the Recipient shall not make, nor permit, nor suffer any changes to the Recipients directors or senior management of the Recipient as of the date of this Agreement without the. Foundation’s written approval.

4.03	Maintain Significant Alberta Presence

The Recipient shall maintain a Significant Alberta Presence at all times throughout the term of this Agreement, the failure of which shall be an event of default under this Agreement.

ARTICLE V-RECORDS

5.01	Disclosure

The Recipient shall, with respect to the financial information required pursuant to Article 3.03 (Certificate of Gross Sales), maintain true and accurate records, accounts, books and data which shall accurately reflect all particulars which may be relevant to such information. The books, papers, documents or records evidencing or relating to that information required for purposes of Article 3.03 (Certificate of Gross Sales) shall be open for audit and inspection and for taking copies thereof by authorized representatives of the Foundation and the Recipient shall provide the Foundation’s representatives with reasonable access to all premises occupied by the Recipient.

5.02	Confidentiality

The Foundation shall use reasonable efforts to not disclose any confidential Information made available in connection with this Agreement, which confidential information shall include, without limitation, any information contained in the Application and any information referred to in Article 5.01 (Disclosure). The Foundation shall use reasonable efforts to maintain any information received in connection herewith in confidence, and shall use the information only for the purposes contemplated hereunder; however, it will not assume responsibility for the appropriation or misuse of information by those not directly employed by the Foundation: for example, external reviewers, site visitors or consultants which may be used in connection with the Application or any matter relating to this Agreement. The Recipient expressly agrees that the Foundation may report on this Agreement and publish information about this Agreement including information about the principal investigators, the Recipient and the title and description of the Project and the Product.

5.03	Disclosure re: Certain Shareholders

The Recipient shall provide the Foundation with written notice of any proposed or actual change in the number of shares of the Recipient owned by the shareholders set out in Appendix “C” that the Recipient becomes aware of including the details of the transaction known by the Recipient.

ARTICLE VI - DEFAULT

6.01	Default

Upon:

(a)	the failure of the Recipient to pay to the Foundation any royalty owing to the Foundation pursuant to Article 3.01 (Royalty) hereof when due; or

(b)	the failure of the Recipient to provide the Foundation with the Certificate of Gross Sales as and when due pursuant to Article 3.03 (Certificate of Gross Sales); or

(c)	the breach of Article 4.01 (Restrictions on Transferring Rights); or

(d)	the breach of Article 4.02 (Restrictions on Corporate Structure); or

(e)	the failure of the Recipient to maintain a Significant Alberta Presence as required pursuant to Article 4.03 (Maintain Significant Alberta Presence): or

(f)
the Recipient making an assignment for the benefit of creditors, or making an assignment or having a petition or a receiving order made against the Recipient under the Bankruptcy & Insolvency Act (Canada), or becoming bankrupt or insolvent making an application for relief under the provisions of any statute now or hereafter in force concerning bankrupt or insolvent debtors, or any action whatsoever, legislative or otherwise shall be taken with a view to the winding up, dissolution or liquidation of the Recipient; or

(g)	any other default under this Agreement remaining outstanding for Thirty (30) days.

at the option of the Foundation, the maximum royalty set out in Article 3.02 (Maximum Royalty) shall become immediately due and payable. The determination of whether a default exists or has been cured shall be in the sole discretion of the Foundation.

6.02	Enforcement

The Recipient covenants to pay any and all costs incurred by the Foundation, including without limitation, solicitor’s fees on a solicitor and own client basis (full indemnity) and all fees for agents, employees or other costs incurred in the successful enforcement of any provision of this Agreement or for the curing of any default of the Recipient its agents or assigns.

ARTICLE VII -GENERAL

7.01	Notices

My notices herein provided for or permitted to be given by the Foundation to the Recipient or vice versa shall be sufficiently given if mailed, postage prepaid, addressed to, as the case may be,

to the Foundation at

Suite 1500
10104- 103 Avenue
Edmonton, Alberta
T5J 4A7

or to the Recipient at

1123 Dentistry - Pharmacy Building
University of Alberta
Edmonton, Alberta
T6G 2N8

Any party may at any time give notice in writing to the other of any change of address of the party giving such notice and from and after the giving of such notice the address herein specified shall be deemed to be the address of such party for the giving of notices hereunder.

7.02	Acknowledgement of No Property Interest

The Foundation acknowledges that nothing contained in this Agreement entitles the Foundation to a property interest in the Product of any kind whatsoever- and that this Agreement does not act in any way whatsoever as an assignment, disposition, or transfer of any right in or to the Product.

7.03	Further Assurances

The Recipient and the Foundation shall execute and deliver to each other such further documents and assurances as may be necessary or desirable to carry out the intention of this Agreement.

7.04	Severability

If any portion of this Agreement shall for any reason be declared invalid or unenforceable by a court of competent jurisdiction, the remaining portion shall remain in full force and effect as if this Agreement had been executed with such invalid portion eliminated and it is hereby declared the intention of the parties hereto that they would have executed the remaining portion of this Agreement without including any such part which might be declared invalid.

7.05	Execution In Counterparts

This Agreement may be executed in several counterparts, each of’ which once so executed shall be deemed to be an original and such counterparts shall each constitute one and the same instrument.

7.06  Successors and Assigns

The terms of this Agreement shall extend to and enure to the benefit of and be binding on the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

7.07	Technology Warranty

The Recipient represents and warrants that the Recipient has the exclusive right to commercialize the technology that will be used in development of the Product.

7-08	Environment

The Recipient shall, at the Recipient’s own cost and expense, comply with all environmental laws and regulations imposed by any federal, provincial or municipal government relating to environmental matters including the manufacturing, treatment, sale, handling, use, storage, disposal, transportation or method of application of any substance or thing and the protection of the environment generally for the duration of the Project and this Agreement

IN WITNESS WHEREOF the parties hereto have executed this Agreement with effect from and as of the date first above written.

VIREXX MEDICAL CORP.

Per: signed M.W. Stewart
Name: Michael W. Stewart
Title: VP Drug Development
(I have authority to bind the Recipient)

Per: signed Rob Salmon
Name: Rob Salmon
Title: Chief Financial Officer
(I have authority to bind the Recipient)

ALBERTA HERITAGE FOUNDATION FOR
MEDICAL RESEARCH

Per: ________________________________
Name:
Title:
(I have authority to bind the Foundation)

Per:_________________________________
Name:
Title:
(I have authority to bind the Foundation)